UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         Fog Cutter Capital Group Inc. .
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    971892104
                                   ----------
                                 (CUSIP Number)

                               Clarence B. Coleman
                          2401 Merced Street, Suite 300
                              San Leandre, CA 94577
                                 (510) 614-5555
        ------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 6, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1of 8 pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                                 ------------------
CUSIP NO.   971892104                                         PAGE 2 OF 8 PAGES
----------------------------                                 -------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Clarence B. Coleman
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               0
     OWNED BY EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                823,189
--------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                823,189
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           823,189
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.49%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

----------------------------                                 ------------------
CUSIP NO.   971892104                                         PAGE 3 OF 8 PAGES
----------------------------                                 -------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joan F. Coleman
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               0
     OWNED BY EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8    SHARED VOTING POWER
                                823,189
--------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                823,189
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           823,189
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.49%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 971892104                                            PAGE 4 OF 8 PAGES


     Clarence B. Coleman and Joan F. Coleman (the "Reporting Persons") hereby file this Amendment No. 2 (this "Amendment") to amend and supplement the statement on Amendment No. 1 to Schedule 13D dated October 30, 2002 and filed on November 4, 2002 which amended the Schedule 13D of the Reporting Persons, dated October 15, 1999 (together, the "Statement").

ITEM 1. SECURITY AND ISSUER
---------------------------

Fog Cutter  Capital  Group Inc.  Common  Stock  ($.0001 Par Value) (the  "Common
Stock")

Fog Cutter Capital Group Inc.
1410 SW Jefferson
Portland, OR  97201

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     This Statement is being filed by the Reporting Persons, both citizens of the United States. The Reporting Persons are husband and wife. The Reporting Persons are sophisticated investors. Mr. Coleman has more than 50 years of investing experience. Mr. Coleman is a private investor and Mrs. Coleman is a housewife. The business and mailing address of each of the Reporting Persons is 2401 Merced Street, Suite 300, San Leandre, CA 94577.

     Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and neither Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

CUSIP NO. 971892104                                            PAGE 5 OF 8 PAGES


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

     Not applicable.

ITEM 4. PURPOSE THE TRANSACTION.
--------------------------------

     Based on factors they deem relevant, the Reporting Persons may continue to dispose of (or acquire) additional shares of Common Stock in public or private transactions.

     Other than as described above, neither of the Reporting Persons has any present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     (a) As of the date of this Amendment, the Reporting Persons are the beneficial owners of an aggregate of 823,189 shares of Common Stock representing 9.49% of the total class outstanding.

     (b) The Reporting Persons share voting and dispositive power with respect to the 823,189 shares of the Common Stock owned by them as of the date of the filing of this Amendment.

     (c) Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the 60 days preceeding the date of event requiring the filing of this Amendment and through the date of the filing of this Amendment:

     Transaction Date           Number of Shares Sold          Price Per Share
     ----------------           ---------------------          ---------------
         10/16/03                       2,000                       $5.20
         10/17/03                       2,000                       $5.20
         10/20/03                       4,000                       $5.30
         10/21/03                         100                       $5.30
         10/22/03                       6,000                       $5.3167
         10/23/03                         100                       $5.35
         10/24/03                       3,500                       $5.3029
         11/3/03                        6,500                       $5.1962
         11/5/03                        4,200                       $5.20
         11/6/03                        1,800                       $5.20
         11/7/03                        3,000                       $5.20
         11/10/03                       1,800                       $5.20
         11/11/03                       3,000                       $5.20
         11/12/03                       1,100                       $5.20
         12/15/03                       1,200                       $5.50
         2/27/04                       14,000                       $6.3036

CUSIP NO. 971892104                                            PAGE 6 OF 8 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
-------------------------

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

       Exhibit No. 1            Joint Filing Agreement

CUSIP NO. 971892104                                            PAGE 7 OF 8 PAGES


                                Signature


     The Power of Attorney appointing Clarence B. Coleman as attorney-in-fact and agent of Joan F. Coleman is incorporated by reference from the Schedule 13D filed by Mr. and Mrs. Coleman on November 1, 1999.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  March 9, 2004
                  ----------------------------
                  (Date)


                  /s/ Clarence B. Coleman
                  ----------------------------
                  (Signature)



                  Clarence B. Coleman
                  ----------------------------
                  (Name/Title)


                  March 9, 2004
                  ----------------------------
                  (Date)



                  /s/ Clarence  B. Coleman
                  -----------------------------
                  (Signature)



                  Clarence B. Coleman, Attorney-in-Fact
                  And Agent of Joan F. Coleman
                  --------------------------------------
                  (Name/Title)

CUSIP NO. 971892104                                            PAGE 8 OF 8 PAGES


                             SCHEDULE 13D/A

                              Exhibit No. 1
                              -------------

                         JOINT FILING AGREEMENT
                         ----------------------


     Each of the undersigned hereby agrees that the Schedule 13D/A, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.






                        /s/ Clarence B. Coleman
Dated: March 9, 2004    -------------------------------------
                        Clarence B. Coleman




                        /s/ Clarence B. Coleman
Dated: March 9,  2004   -------------------------------------
                        Clarence B. Coleman, Attorney-in-Fact and
                        Agent of Joan F. Coleman